ELĒMENT APOTHĒC

INVESTOR PRESENTATION

MAY 2020



THE MISSION

Enriching lives through wellness and body care products that combine science with the healing power of nature. Dedicated to transparency, accountability, and safety. All Element Apothec products are responsibly sourced using only essential, all-natural ingredients and THC-free phytocannabinoids.

CBD holds a lot of promise, but most brands don't live up to it.

- ‣ Over 1400 Toxins and harmful ingredients, banned in Europe and Canada, are regularly used in everyday body care and wellness products in the U.S.

- ‣ Low-quality products are flooding the CBD market, with little to no transparency for the consumer

- ‣ No medical oversight for most CBD products on the market

- ‣ An absence of ingenuity with minimal product variation and virtually zero outside-the-box thinking



THE SOLUTION

Element Apothec. Never, ever anything but good.

- Unrivaled commitment to product safety and quality with our "Never, Ever Promise"
- No snake oil here – a Public Benefit Corp dedicated to the highest standards of transparency and trust
- Innovative, highly-effective formulations with oversight from medical and scientific professionals
- Launching 40+ experience-tested products in the body care, wellness, and athletic care verticals









ELĒMENT APOTHĒC
CALM COOL COLLECTED
200mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBN OIL ROLLER
10ml / .3oz
ELĒMENT APOTHĒC
RELIEF
CBD+CBG+CBN BALM
60ml / 2 oz
ELĒMENT APOTHĒC
NOURISH LOTION
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG LOTION
120ml / 4oz
ELĒMENT APOTHĒC
CALM COOL COLLECTED
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG TINCTURE
30ml / 1oz

HOW ELEMENT APOTHEC STACKS UP















ELĒMENT APOTHĒC
NOURISH LOTION
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG LOTION
120ml / 4oz
PURE
+CBDoil
EXTRA STRENGTH
HEMP BALM
SAINT JANE
apothecanna
prima
R+R Cream
beam

	Element Apothec	Pure Spectrum	CV Sciences	Saint Jane	Apothecanna	Prima	Beam
All-Natural	X			X	X	X	
No Harmful Ingredients	X	X			X	X	
Fitness Targted	X	X			X		X
Consumer Education	X		X			X	X
Diversified Products	X	X	X				X
Priced Right	X		X		X	X	

5

MARKET **OPPORTUNITY**

- Projected U.S. Sales of Hemp-Based Products to reach $22 billion by 2022
- Projected $3.5 Trillion Wellness Market Size by 2022
- 240+ million new/ underserved consumers are coming to market now
- The current market is fragmented - 1000+ existing brands and no true brand leader
- Current brands are highly risk-averse and NOT innovating
- Savvy consumers increasingly realizing the benefits of phytocannabinoids and clean beauty

PROJECTED U.S. HEMP-BASED PRODUCT SALES



*Source: Yahoo Financial

$3.5T+ 2022 PROJECTED WELLNESS MARKET SIZE



*Source: GWI & Technavio

*projected market size which cannot be guaranteed

PRODUCT ROADMAP

PORTFOLIO OF OVER FORTY CUSTOM FORMULATIONS

PHASE I
READY TO LAUNCH

- Calm Cool Collected Tincture
  500mg/1000mg/1500mg
- Rest Relax Recover Tincture
  500mg/1000mg/1500mg
- Relief Balm
- Nourish Lotion
- Calm Cool Collected Roller
- Belle Visage Face Serum

PHASE II
3-6 MONTHS

- Be Well Tincture
  500mg/1000mg/1500mg
- Naked Tincture
  500mg/1000mg/1500mg
- Recover Butter
- RIP'D Hand Balm
- Rest Relax Recover Roller
- Belle Visage Face Lotion

PHASE III & BEYOND
1-3+ YEARS

- Recover Tincture
  500mg/1000mg/1500mg
- Relief Tincture
  500mg/1000mg/1500mg
- Recover Roller
- Bath Salts
- Nutraceuticals
- Digestion Products

And More...

SKINCARE WELLNESS ATHLETIC CARE

OUR **CUSTOMER**

‣ Want to take (better) care of themselves and live better lives.

‣ Want relief from daily stressors - both physical and emotional, or simply desire to look their best.

‣ Want products that improve their lives without harmful effects

‣ Understand that what goes on their bodies is just as impactful as what goes in their bodies.

‣ Want a company they can trust

  

USE OF FUNDS

We are raising a convertible note of up to $500,000 at a market cap of $4M.

We will use the funds for:
· Product Inventory
· Marketing
· General Operating Costs
· Business Development (incl. R&D)
· WeFunder Fees



BizDev
12%

Marketing
30%

Operating Costs
10%

Fees
8%

Inventory
40%

FINANCIALS

Income	2020	2021	2022	2023	2024	2025
Revenue						
Sales	$350,000	$3,000,000	$9,000,000	$27,000,000	$81,000,000	$243,000,000
Total sales	$350,000	$3,000,000	$9,000,000	$27,000,000	$81,000,000	$243,000,000
Cost of sales						
Cost of Goods Sold	$105,000	$900,000	$2,700,000	$8,100,000	$24,300,000	$72,900,000
Total cost of sales	$105,000	$900,000	$2,700,000	$8,100,000	$24,300,000	$72,900,000
Gross Margin	$245,000	$2,100,000	$6,300,000	$18,900,000	$56,700,000	$170,100,000
Expenses						
Labor	$35,000	$600,000	$1,800,000	$5,400,000	$8,100,000	$24,300,000
Marketing/Sales	$105,000	$900,000	$2,700,000	$8,100,000	$24,300,000	$72,900,000
Social Impact - B Corp	$2,450	$21,000	$63,000	$189,000	$567,000	$1,701,000
General Business	$10,500	$90,000	$270,000	$810,000	$2,430,000	$7,290,000
Research and	$7,000	$30,000	$90,000	$270,000	$810,000	$2,430,000
Total expenses	$159,950	$1,641,000	$4,923,000	$14,769,000	$36,207,000	$108,621,000
EBITDA	$85,050	$459,000	$1,377,000	$4,131,000	$20,493,000	$61,479,000
Taxes	$8,505	$45,900	$137,700	$413,100	$2,049,300	$6,147,900
Total Net Profit	$76,545	$413,100	$1,239,300	$3,717,900	$18,443,700	$55,331,100



■ Net Income (EBITDA)   ■ Gross Profit   ■ Total Sales

*projected financials which cannot be guaranteed

10



WHY ELEMENT APOTHEC?

The beauty and wellness industry has failed the consumer. Its brands are pushing out products that contain toxic and harmful ingredients that can do more harm than good. Element Apothec's mission is to create safe and effective products that actually help the consumer and are safe for the environment. Our products are superior to anything we've seen in the market. They're safe and effective — and through transparency and commitment to quality, we'll earn the trust of the customer. While others cut corners to achieve maximum profitability, we focus on earning our customers' loyalty.

In the end, quality wins.

THE TEAM



DAVINA KAONOHI
Chief Executive Officer

Seasoned entrepreneur with over 20 years experience in B2C, tech, and recruiting sectors. Experienced with startup strategy development, leadership, and organizational development.



DAVID CROWTHER
Chief Operations Officer

Founded Trousers, Inc. and Triathlon Training Series. Experienced Creative Producer in health and wellness, sports, food, and entertainment industries. Experience launching consumer products.



DR. SWATHI VARANASI
Chief Science Officer

Integrative health pharmacist, clinical cannabis researcher, and a natural medicines educator, CBD/hemp medical consultant, and content contributor for print & online publications.



LOLA DALEO
Co-Founder

Over 10 years formulating organic and natural wellness, skincare and body products. Founded an organic skincare and wellness company.

ADVISORY BOARD



MARVIN SINGH, MD
Diplomate of the American Board of Integrative Medicine, board certified internist, and gastroenterologist. Dr. Singh will be integral to helping create new innovative products.



ROB WRIGHT
Serial entrepreneur with more than 20 years of digital experience building successful Internet businesses from the ground up



CATHERINE BRADSHAW
Experienced Certified Personal Trainer with a demonstrated history of working in the Health, Wellness and Fitness industry.



HAYDEN FULSTONE
Entrepreneur with a passion for building socially responsible, sustainable businesses. Including Liquid I.V



MICHAEL CHERNYAK
Extensive experience in sales, marketing, and distribution of unique and innovative science-based nutraceuticals. Founder of CK Nutraceuticals.

ContactUs

Davina Kaonohi
email: davina@elementapothec.com

Thank You

ELĒMENT
APOTHĒC